Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR
3 GARDEN ROAD, CENTRAL
HONG KONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

Direct Dial Number	E-mail Address
+852-2514-7620	ygao@stblaw.com

November 18, 2025

CONFIDENTIAL AND VIA EDGAR

Draft Registration Statement

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cango Inc. Confidential Submission of the Draft Registration Statement on Form F-3

On behalf of our client, Cango Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we hereby submit a draft registration statement on Form F-3 (the “Registration Statement”) relating to the proposed offerings (the “Proposed Offerings”) in the United States of the Company’s securities, including Class A ordinary shares, debt securities, warrants and units. The Class A ordinary shares are listed on the New York Stock Exchange under the symbol “CANG.”

The draft Registration Statement is submitted via EDGAR to the Securities and Exchange Commission (the “Commission”) for review on a confidential basis. The Company confirms that it will publicly file the Registration Statement and the non-public draft registration statement previously submitted on a confidential basis at least two business days prior to any requested effective time and date.

Simpson Thacher & Bartlett

November 18, 2025

The Company is also submitting herewith, for review by the Staff on a confidential basis, certain of the exhibits required to be filed with the Commission in connection with the Registration Statement and will file the other exhibits before it requests effectiveness of the Registration Statement.

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Simpson Thacher & Bartlett

November 18, 2025

If you have any question regarding the draft Registration Statement, please do not hesitate to contact me at +852-2514-7620 (work), +852-6588-7136 (mobile) or ygao@stblaw.com (email).

Very truly yours,

/s/ Yi Gao
Yi Gao

Enclosures

cc:	Cango Inc. Xin Jin, Chairman Peng Yu, Chief Executive Officer Yongyi Zhang, Chief Financial Officer MaloneBailey, LLP Julia Zhang, Partner Ernst & Young Hua Ming LLP Stone Shi, Partner

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